UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 27, 2012

Commission File No.: 333-179140

BIOCANCELL LTD.
(Translation of registrant’s name into English)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775, Israel
Tel: 972-2-548-6555
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

1.
On November 25, 2012, the Board of Directors of BioCancell Ltd. (the “Company”) appointed Mr. Gil Milner to the Board in accordance with its authority to appoint a director to hold office until the date of the next annual general meeting of the Company. Mr. Milner has served as the CFO of Clal Biotechnology Industries Ltd. (the Company’s controlling party) since 2007. Mr. Milner currently serves as a director of Bio Medical Investments (1997) Ltd., Campus Bio Management Ltd. and Consus Ltd. He holds a B.A. in Economics and Accounting from Bar-Ilan University. The Board of Directors has determined that Mr. Milner has financial and accounting expertise pursuant to the requirements of regulations promulgated under the Israeli Companies Law, 1999.

2.
On November 25, 2012, the Board of Directors of the Company called an annual general meeting (the “AGM”) for December 31, 2012, at 11:00am Israel time, at which the following matters will be discussed: (1) the re-appointment of Somekh Chaikin KPMG as the Company’s auditing accountant for the financial year 2012 and the authorization of the Board of Directors of the Company, pursuant to its audit committee recommendation, to determine the auditing accountant’s remuneration; (2) the re-appointment of the following directors, who are not external directors, until the next annual general meeting: Dr. Aharon Schwartz, Prof. Abraham Hochberg, Mr. Ofer Goldberg, Mr. Gil Milner and Mr. Hanoch Rappaport to the Board of Directors; and (3) presentation and discussion regarding the proforma financial statements and the Board Report of the Company as of December 31, 2011.

3.
On November 25, 2012, the Company received notification from Mr. Ruben Krupik that he does not intend to stand for re-election to the Board of Directors at the upcoming general meeting. As a result, his service as director is expected to conclude at the time of the AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2012	BIOCANCELL LTD. (Registrant) By: /s/ Avraham Hampel —————————————— Avraham Hampel Company Secretary